**Exhibit 4**. Organizational structure.
☒ Exhibit 4 is attached to and made a part of this Form NRSRO.


The NRSRO, S&P Global Ratings, is comprised of the credit ratings business (i) within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly-owned by S&P Global Inc. ("SPGI"), and (ii) operated by various other subsidiaries that are wholly owned, directly or indirectly, by SPGI, with the exception of Taiwan Ratings Corp., which is majority-owned, indirectly, by S&P Global Inc.

SPGI's operations consist of four segments, described below.

S&P Global Ratings

The businesses comprising the S&P Global Ratings segment are independent providers of credit ratings, research and analytics to investors, issuers and market participants.  This includes the NRSRO and certain other ratings-related businesses.

S&P Global Market Intelligence

S&P Global Market Intelligence  is a global provider of digital and traditional financial research and analytical tools for capital market participants.  It delivers to customers an integrated portfolio of cross-asset analytics, desktop services, and investment information in the financial information, data and analytics market.

S&P Dow Jones Indices

S&P Dow Jones Indices is a global index provider that maintains a wide variety of indices to meet an array of investor needs.  S&P Dow Jones Indices' mission is to provide transparent benchmarks to help with decision making, collaborate with the financial community to create innovative products and provide investors with tools to monitor world markets.

S&P Global Platts

S&P Global Platts provides essential price data, analytics, and industry insight that enable commodities markets to perform with greater transparency and efficiency.


*********************************


Attached below are:
   (1)  SPGI Subsidiary List - subsidiaries of S&P Global Inc.
   (2)  NRSRO Organization Charts

# S&P Global Inc.
## SPGI List of Subsidiaries
## May 15, 2018

**Listed below are all the subsidiaries of S&P Global Inc. ("SPGI"), except certain inactive subsidiaries and certain other SPGI subsidiaries which are not included in the listing because considered in the aggregate they do not constitute a significant subsidiary as of the date this list was compiled.**

| Subsidiaries | State or Jurisdiction of Incorporation | Percentage of Voting Securities Owned |
|---|---|---|
| Asia Index Private Limited | India | 36.50 |
| Bentek Energy LLC | Colorado, United States | 100.00 |
| BRC Investor Services S.A. | Colombia | 100.00 |
| CME Group Beijing Holdings, LLC | Delaware, United States | 73.00 |
| CME Group Index Services Germany GmbH | Germany | 73.00 |
| Coalition Development Limited | United Kingdom | 67.05 |
| Coalition Singapore Pte. Ltd. | Singapore | 67.05 |
| Commodity Flow Limited | United Kingdom | 100.00 |
| Crisil Irevna Argentina S.A. | Argentina | 67.05 |
| CRISIL Irevna Information Technology (Hangzhou) Company Ltd. | China | 67.05 |
| CRISIL Irevna Sp s o. o. | Poland | 67.05 |
| CRISIL Irevna UK Limited (U.K.) | United Kingdom | 67.05 |
| CRISIL Irevna US LLC | Delaware, United States | 67.05 |
| CRISIL Limited | India | 67.05 |
| CRISIL Risk and Infrastructure Solutions, Ltd. | India | 67.05 |
| DataWright Corporation | Texas, United States | 100.00 |
| DJI OpCo, LLC | Delaware, United States | 73.00 |
| Eclipse Energy Group AS | Norway | 100.00 |
| Grupo SPGI Mexico, S. de R.L. de C.V. | Mexico | 100.00 |
| Grupo Standard & Poor's S. de R.L. de C.V. | Mexico | 100.00 |
| KB Analytics Inc. | Bahamas | 100.00 |
| Kensho Security Corp. | Massachusetts, United States | 100.00 |
| Kensho Technologies, LLC | Delaware, United States | 100.00 |
| Kingsman SA | Switzerland | 100.00 |
| Minerals Value Service GmbH | Germany | 100.00 |
| Panjiva Inc. | Delaware, United States | 100.00 |
| Petroleum Industry Research Associates, Inc. | New York, United States | 100.00 |
| Petromedia Marine Intelligence Private Limited | India | 100.00 |
| Platts (U.K.) Limited | United Kingdom | 100.00 |
| Platts Benchmarks UK Limited | United Kingdom | 100.00 |
| Platts Information Consulting (Shanghai) Co., Ltd | China | 100.00 |
| Pragmatix Services Private Limited | India | 67.05 |
| S&P Argentina LLC | Delaware, United States | 100.00 |
| S&P Capital IQ (India) Private Limited | India | 100.00 |
| S&P DJ Indices UK Limited | United Kingdom | 73.00 |

| Subsidiaries | State or Jurisdiction of Incorporation | Percentage of Voting Securities Owned |
|---|---|---|
| S&P DJI Netherlands B.V. | Netherlands | 73.00 |
| S&P Dow Jones Indices LLC | Delaware, United States | 73.00 |
| S&P Global Advertising LLC | Delaware, United States | 100.00 |
| S&P Global Asia Pacific LLC | Delaware, United States | 100.00 |
| S&P Global Asian Holdings Pte. Limited | Singapore | 100.00 |
| S&P Global Australia Pty Ltd | Australia | 100.00 |
| S&P Global Belgium | Belgium | 100.00 |
| S&P Global Canada Corp. | Canada | 100.00 |
| S&P Global Commodities UK Limited | United Kingdom | 100.00 |
| S&P Global Europe Limited | United Kingdom | 100.00 |
| S&P Global European Holdings Luxembourg S.a.r.l. | Luxembourg | 100.00 |
| S&P Global Finance Europe Limited | United Kingdom | 100.00 |
| S&P Global Finance Luxembourg S.a.r.l | Luxembourg | 100.00 |
| S&P Global France SAS | France | 100.00 |
| S&P Global Germany GmbH | Germany | 100.00 |
| S&P Global Holdings LLC | Delaware, United States | 100.00 |
| S&P Global Holdings Luxembourg S.a.r.l. | Luxembourg | 100.00 |
| S&P Global Holdings UK Limited | United Kingdom | 100.00 |
| S&P Global Index Information Services (Beijing) Co., Ltd | China | 73.00 |
| S&P Global Indices UK Limited | United Kingdom | 73.00 |
| S&P Global Informacoes do Brasil Ltda. | Brazil | 100.00 |
| S&P Global International LLC | Delaware, United States | 100.00 |
| S&P Global Italy S.r.l | Italy | 100.00 |
| S&P Global Korea Inc. | Korea, Republic of | 100.00 |
| S&P Global Limited | United Kingdom | 100.00 |
| S&P Global Market Intelligence (DIFC) Limited | United Arab Emirates | 100.00 |
| S&P Global Market Intelligence Argentina SRL | Argentina | 98.93 |
| S&P Global Market Intelligence Inc. | Delaware, United States | 100.00 |
| S&P Global Market Intelligence LLC | Delaware, United States | 100.00 |
| S&P Global MI Information Services (Beijing) Co., Ltd. | China | 100.00 |
| S&P Global Netherlands B.V. | Netherlands | 100.00 |
| S&P Global New York Hudson Inc. | New York, United States | 100.00 |
| S&P Global Pakistan (Private) Limited | Pakistan | 99.90 |
| S&P Global Philippines Inc. | Philippines | 100.00 |
| S&P Global Ratings Argentina S.R.L., Agente de Calificación de Riesgo | Argentina | 100.00 |
| S&P Global Ratings Australia Pty Ltd | Australia | 100.00 |
| S&P Global Ratings Chile Clasificadora de Riesgo Limitada | Chile | 100.00 |
| S&P Global Ratings Europe Limited | Ireland | 100.00 |
| S&P Global Ratings France SAS | France | 100.00 |
| S&P Global Ratings Hong Kong Limited | Hong Kong | 100.00 |
| S&P Global Ratings Japan Inc. | Japan | 100.00 |
| S&P Global Ratings Maalot Ltd. | Israel | 100.00 |
| S&P Global Ratings Management Service (Shanghai) Co., Ltd | China | 100.00 |

| Subsidiaries | State or Jurisdiction of Incorporation | Percentage of Voting Securities Owned |
|---|---|---|
| S&P Global Ratings S.A. de C.V. | Mexico | 100.00 |
| S&P Global Ratings Singapore Pte. Ltd. | Singapore | 100.00 |
| S&P Global Real Estate Inc. | New York, United States | 100.00 |
| S&P Global Research Europe Limited | United Kingdom | 100.00 |
| S&P Global SF Japan Inc. | Japan | 100.00 |
| S&P Global Sweden AB | Sweden | 100.00 |
| S&P Global UK Limited | United Kingdom | 100.00 |
| S&P Global Ventures Inc. | Delaware, United States | 100.00 |
| S&P India LLC | Delaware, United States | 100.00 |
| S&P OpCo, LLC | Delaware, United States | 73.00 |
| S&P Trucost Limited | United Kingdom | 73.00 |
| Shanghai Panjiva Business Consulting Co. | China | 100.00 |
| SNL Financial Australia Pty Ltd | Australia | 100.00 |
| SNL Financial Germany GmbH | Germany | 100.00 |
| SNL Financial Limited | United Kingdom | 100.00 |
| SNL Financial Sweden AB | Sweden | 100.00 |
| SNL Financial ULC | Canada | 100.00 |
| SP Global Financial Iberia, S.L.U. | Spain | 100.00 |
| SPDJ Singapore Pte. Ltd | Singapore | 73.00 |
| SPDJI Holdings, LLC | Delaware, United States | 100.00 |
| SPGI Malaysia Sdn. Bhd. | Malaysia | 100.00 |
| Standard & Poor's Credit Market Services Europe Limited | United Kingdom | 100.00 |
| Standard & Poor's Enterprises, LLC | Delaware, United States | 100.00 |
| Standard & Poor's Financial Services LLC | Delaware, United States | 100.00 |
| Standard & Poor's International Enterprises, LLC | Delaware, United States | 100.00 |
| Standard & Poor's International Services LLC | Delaware, United States | 100.00 |
| Standard & Poor's International, LLC | Delaware, United States | 100.00 |
| Standard & Poor's Investment Advisory Services (HK) Ltd | Hong Kong | 100.00 |
| Standard & Poor's Investment Advisory Services, LLC | Delaware, United States | 100.00 |
| Standard & Poor's Ratings do Brasil Ltda | Brazil | 100.00 |
| Standard & Poor's South Asia Services Private Limited | India | 100.00 |
| Standard & Poor's, LLC | Delaware, United States | 100.00 |
| Steel Business Briefing North America, Inc. | Pennsylvania, United States | 100.00 |
| Taiwan Ratings Corporation | Taiwan | 51.00 |
| The Steel Index Limited | United Kingdom | 100.00 |
| TRIS Corporation Limited | Thailand | 5.00 |
| TRIS Rating Co. Ltd.[1] | Thailand | 51.55 |
| Trucost China Limited | Hong Kong | 73.00 |

---

[1] This 51.55% interest reflects the total economic interest held by S&P Global Inc. in TRIS Ratings Co. Ltd.  S&P Global Inc. does not have voting control of either TRIS Corporation Limited or TRIS Rating Co. Ltd.

# S&P Global Ratings Managerial Structure

May 31, 2018



President
Global Head, Ratings Services
Global Head, Practices
GPL [3] – Corporate & Infrastructure
GPL [3] – Financial Services & Sovereigns/ International Public Finance
GPL [3] – Structured Finance & US Public Finance
MD – Analytics & Research
Global Head, Methodologies
MD – Chief Economist
Chief Commercial Officer
Regional Heads [4]
Sales Heads
MD – Business Transaction & Product Management
MD – Strategic Marketing
MD – Market Outreach
Global Head, Compliance & Control
DCO – Ratings / CCO – Americas
CCO – EMEA & India
CCO – APAC
Global Head Control / Surveillance
Global Head Regulatory Coordination
Global Head Exams & Testing
Chief Matrix Officer
MD, Model & Criteria Validation
MD – Internal Controls & Operations
SD – Risk Analytics & Market Surveillance
Chief Operating Officer
Ratings Chief Technology Officer [1]
SVP, Finance *
VP, Human Resources *
MD, CEO – CRISIL [5]
Chief Risk & Audit Executive, Internal Audit, Ratings Risk Review [2]
Communications**
Chief Legal Officer **


* Support functions reporting jointly to S&P Global

** Support functions reporting directly to S&P Global

[1] Support functions reporting jointly to S&P Global Chief Technology Officer

[2] Support function reporting directly to the S&P Global Chief Executive Officer on an administrative basis and functionally to the S&P Global Audit Committee of the Board of Directors

[3] References to GPL indicates Global Practice Leader

[4] Formerly named Regional Heads, Developed and Developing Markets. Functionality has not changed

[5] For administrative purposes only. CRISIL is not a part of the NRSRO

S&P Global Ratings

# S&P Global Ratings Business Units

May 31, 2018



S&P Global Ratings

- Americas Ratings
  - U.S. Public Finance
  - Corporates
  - Infrastructure
  - Sovereigns/ International Public Finance
  - Financial Services
  - Structured Finance
  - Methodologies
  - Analytics & Research
  - Economics
- EMEA Ratings
  - Corporates
  - Infrastructure
  - Sovereigns/ International Public Finance
  - Financial Services
  - Structured Finance
  - Methodologies
  - Analytics & Research
  - Economics
- APAC Ratings
  - Corporates
  - Infrastructure
  - Sovereigns/ International Public Finance
  - Financial Services
  - Structured Finance
  - Methodologies
  - Analytics & Research
  - Economics
- Commercial
  - Regional Management [3]
  - Sales
  - Business Transaction & Product Management
  - Strategic Marketing
  - Market Outreach
- Compliance & Control
- Data and Operations
  - Ratings Data
  - Ratings Operations
  - Operational Controls & Remediation
  - Lean Management
- Ratings Technology [1]
- Human Resources *
- Finance / Strategy *

- Internal Audit, Ratings Risk Review [2]
- Communications **
- Legal & Regulatory Affairs **

* Support functions reporting jointly to S&P Global

** Support functions reporting directly to S&P Global

[1] Support functions reporting jointly to S&P Global Chief Technology Officer

[2] Support function reporting directly to the S&P Global Chief Executive Officer on an administrative basis and functionally to the S&P Global Audit Committee of the Board of Directors

[3] Formerly named Developed and Developing Markets. Functionality has not changed

S&P Global Ratings

# S&P Global Ratings

**NRSRO entities are shaded in blue.**
**Dated as of May 29, 2018**

**S&P Global Ratings (formerly named Standard & Poor's Ratings Services)** - Organizational Chart for NRSRO and ultimate and sub-holding companies, subsidiaries and material affiliates1. The NRSRO, S&P Global Ratings, is comprised of the credit ratings business (i) within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly owned by S&P Global Inc. ("SPGI"), and (ii) operated by various other subsidiaries that are wholly owned, directly or indirectly by SPGI, with the exception of Taiwan Ratings Corp., which is majority-owned, indirectly, by S&P Global Inc.


S&P Global Inc.
S&P Global Australia Pty Ltd 3
S&P Global Holdings LLC 3
S&P Global International LLC 3
S&P Global Ratings Maalot Ltd
Standard & Poor's Financial Services LLC
Standard & Poor's International, LLC 3
S&P Global Korea Inc.
S&P Global Ratings Australia Pty Ltd
S&P Global Holdings Luxembourg S.a.r.l 3
S&P Global Canada Corp.
Standard & Poor's Ratings do Brasil Ltda
Standard & Poor's International Enterprises, LLC 3
BRC Investor Services S.A. 2
S&P Global Ratings, S.A. de C.V.
Grupo Standard & Poor's S de RL de C.V.
S&P Global Ratings Hong Kong Limited
S&P Global European Holdings Luxembourg S.a.r.l 3
Standard & Poor's Enterprises, LLC 3
50.99999%
Taiwan Ratings Corporation 4
40%
S&P Global Ratings Chile Clasificadora de Riesgo Limitada
60%
S&P Global Ratings France SAS
S&P Global Ratings Europe Limited 3,5,6
S&P Global Ratings Singapore Pte. Ltd.
Standard & Poor's Credit Market Services Europe Limited 5
S&P Global Asian Holdings Pte. Limited 3
S&P India LLC 3
S&P Global Ratings Japan Inc.
S&P Global SF Japan Inc.
5%
TRIS Corporation Limited 3
CRISIL Limited 1
S&P Global Ratings Management Service (Shanghai) Co., Ltd
51%
Standard & Poor's South Asia Services Private Limited
49%
TRIS Rating Co. Ltd.
S&P Argentina LLC 3
S&P Global Ratings Argentina S.R.L., Agente de Calificacion de Riesgo

1 Aggregate ownership of CRISIL Limited by S&P Global Inc. subsidiaries is 67.05%
2 The following entities also hold an ownership interest in BRC Investor Services, S.A.: Standard & Poor's LLC (1.98%), Standard & Poor's International Services LLC (1.98%), and S&P Global International LLC (1.01%).
3 Holding company
4 Also held 0.00001% by S&P Global Asian Holdings Pte. Limited
5 Standard & Poor's Credit Market Services Europe Limited and S&P Global Ratings Europe Limited operate branches in various locations, and like other NRSRO entities, may open additional branches from time to time.
6 Effective May 1, 2018 S&P Global Ratings Italy S.R.L. was merged into S&P Global Ratings Europe Limited, with S&P Global Ratings Europe Limited as the surviving entity. The office formerly identified as S&P Global Ratings Italy S.R.L. is now a branch of S&P Global Ratings Europe Limited.

S&P Global Ratings